Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

January 20, 2022

Re:	Grayscale Digital Large Cap Fund LLC

Amendment No. 3 to Registration Statement on Form 10-12G

Filed November 29, 2021

File No. 000-56284

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Att’n:	Justin Dobbie

  John Dana Brown

  John Spitz

  Becky Chow

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, the manager (the “Manager”) of Grayscale Digital Large Cap Fund LLC (the “Fund”), this letter sets forth the Manager’s responses to the comments provided by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated January 7, 2022 on Amendment No. 3 to the registration statement on Form 10-12G (the “Registration Statement”) relating to the registration of the Fund’s shares (the “Shares”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Manager has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 4 to the Registration Statement, including Exhibit 99.1 (the “Information Statement”), which reflects these revisions and updates certain other information. For the Staff’s convenience, each comment is restated in italics prior to the response to such comment. All references to page numbers and captions correspond to pages and captions in the Information Statement.

Amendment No. 3 to Registration Statement on Form 10-12G

Investment Objective, page 6

1.

Revise here to state, if true and as disclosed on page 106, that the Manager may, in its sole discretion, select a different reference rate provider. Please also clarify, here and on page 106, that the exercise of such discretion is subject to the Manager’s obligations under the Index License Agreement.

The Manager has revised the disclosure on pages 7 and 107 in response to the Staff’s comment.

The Manager is solely responsible for determining the value of the Digital Asset Holdings, page 38

2.

We note the disclosure here an on page 50 that “[t]here are no predefined criteria to make a good faith assessment as to which of the rules the Manager will apply” and that the Manager may make this determination in its sole discretion. This disclosure may suggest that there are no criteria for determining which rule will apply. Please revise this statement in light of your disclosure on page 67 that the Manager will employ the cascading rules sequentially and in the order as presented.

U.S. Securities and Exchange Commission

The Manager has revised the disclosure on pages 38-39 and 52 in response to the Staff’s comment.

Determination of Digital Asset Reference Rates, page 65

3.

We note your response to our prior comment 6. Please revise the statement near the top of page 66 that “[e]ach Digital Asset Reference Rate algorithm penalizes activity from any given Constituent Exchange” to state instead, if true, that the algorithm penalizes inactivity.

The Manager has revised the disclosure on page 67 in response to the Staff’s comment.

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Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Michael Sonnenshein

Chief Executive Officer

Grayscale Investments, LLC

January 20, 2022	2